Contact:
                                               Erin DiPietro
                                               412.433.6845
                                               Courtney Boone
                                               412.433.6791

FOR IMMEDIATE RELEASE

                     U. S. STEEL ANNOUNCES CHARGE RELATED TO
                        NEW U.S. HEALTH CARE LEGISLATION

     PITTSBURGH, April 7, 2010 - In response to inquiries, United States Steel Corporation (NYSE: X) announced that it will record a charge of approximately $27 million in the first quarter of 2010 to adjust deferred tax assets as a result of a change in the tax treatment of Medicare Part D subsidies under the recently enacted Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the "Acts"). While this change under the Acts does not become effective until 2013, U.S. generally accepted accounting principles require that the impact of changes in tax law be immediately recognized in income in the period of enactment.
     Based upon the Medicare Part D subsidies expected to be received in 2010, the annual cash tax increase of this aspect of the Acts would be less than $10 million.

                                      -oOo-

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For more information about U. S. Steel, visit www.ussteel.com.